Exhibit 99.6

NICE Announces a New Era of Complete Digital Experiences
Expediting Enterprises Transition to Smart Digital Conversations

NICE Accelerates the Cloud Experience Revolution Led by CXone With the Acquisition of Brand
Embassy

Hoboken, New Jersey, May 16, 2019 – Organizations can now provide a true digital consumer experience, as NICE (NASDAQ: NICE) announces the next generation of customer service: Smart Digital Conversations. Enterprises of all sizes can now dynamically connect with every consumer based on their preferences. This is enabled by the acquisition of Brand Embassy, a leading provider of digital customer engagement. Embedding Brand Embassy in CXone, NICE’s leading cloud CX platform, combines CXone’s strong analytics and AI capabilities with Brand Embassy’s groundbreaking and proven digital-first approach. CXone powered by Brand Embassy removes the barriers that historically slowed down the customer experience digital revolution, allowing organizations to put digital at the forefront of their interactions with consumers.

CXone, fueled with the capabilities provided by Brand Embassy, is now the only cloud customer experience platform that has the full range of integrated channels, enabling any digital channel to be seamlessly and smartly integrated into any customer service daily operations. With over 30 supported channels, including Facebook Messenger, Twitter, Apple Business Chat, WhatsApp, LinkedIn, SMS, email and live chat, CXone powered by Brand Embassy is now the smartest and most complete cloud customer service platform for all channels.

This unique integration of CXone and Brand Embassy provides multiple groundbreaking advantages:

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Digital Service in context, eliminating “digital agent” siloes – a new “push/pull” paradigm of naturally handling both real-time (e.g. voice/chat) and digital messaging interactions in one intelligent inbox.

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Complete digital service management across contact center operations – The first and only unified platform with an end-to-end native integration of digital-first omnichannel management, WFO and Analytics infused with Artificial Intelligence.

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The most efficient digital experience suite – Fully integrated 30+ digital messaging channels with established voice and chat channels all in one native cloud platform, with full elasticity and pay-per-use model.

Barak Eilam, CEO, NICE, said:

 “CXone is already established as the leading Customer Experience cloud platform, based on the powerful integration of the industry’s best WFO, Analytics and Omnichannel routing in the cloud. This makes CXone the perfect choice for enterprises of all sizes, as they transform to the cloud and advance to analytics. With the addition of Brand Embassy and its pioneering and market-proven digital experience suite, CXone now empowers organizations to also adopt a digital-first strategy, all under one platform.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barak Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.